November 10, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Edwin Kim

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	DoubleVerify Holdings, Inc. Draft Registration Statement on Form S-1 Submitted September 22, 2020 CIK No. 0001819928

Dear Mr. Kim:

This letter sets forth the responses of DoubleVerify Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated October 19, 2020, relating to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on September 22, 2020 (the “Registration Statement”). The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting confidentially, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Form DRS submitted September 22, 2020

Prospectus Summary, page 1

1.	You describe yourself as a provider of a “leading software platform for digital media measurement and analytics.” Please provide the basis for your characterization that you have a leading software platform and describe how this leadership is defined and/or determined. For example, it is not clear whether you are basing your leadership on objective criteria such as market share based on revenues for competing software platforms in your market category.

E. Kim	2	November 10, 2020

The Registrant acknowledges the Staff’s comment and advises the Staff that the basis of its characterization in the Registration Statement as a “leading software platform for digital media measurement and analytics” is based primarily on qualitative factors, including the Registrant’s differentiated technical capabilities, breadth of accredited solutions and expansive integrations and global coverage across the digital advertising ecosystem. The Registrant’s characterization is not derived from market share based on revenues because competing software platforms in the Registrant’s market category are either non-public or small divisions within public companies, making such comparisons difficult as comparative revenue information for such competitors is not publicly available.

The Registrant believes it offers the only software platform capable of measuring and reporting on fraud, viewability and brand safety in the intended geography and at an individual digital advertising impression level. The Registrant delivers this capability across a variety of digital media channels (direct, programmatic, social, and connected TV), formats (display and video) and devices (desktop, mobile web and mobile in-app) and across a wide range of geographies. The Registrant also offers solutions that it believes permit customers to set the most diverse set of brand safety contextual targeting/avoidance parameters before purchasing advertising impressions programmatically (our Authentic Brand Safety service) and offers a suite of performance measurement capabilities (our DV Authentic Performance service) that the Registrant believes competing platforms do not currently provide.

The Registrant has a track record of developing innovative solutions, which it believes has contributed to its position as a leader in the market. In 2019, the Registrant launched Authentic Brand Safety, which the Registrant believes is the industry’s only solution that allows advertisers to programmatically avoid unsuitable content across platforms using the same settings established for post-bid evaluation. The Registrant also operates multiple proprietary fraud and invalid traffic detection models and, in 2020, the Registrant launched the industry’s first brand safety solution for connected TV.

The Registrant also believes that it is a leader in the market in terms of the breadth of its accreditations with leading industry bodies, including the Media Rating Council, Trustworthy Accountability Group, Audit Bureau of Circulations, German Association for the Digital Economy and Centre d’Étude des Supports de Publicité.

Management’s Discussion and Analysis of Financial Condition and Results or Operations Components of Our Results of Operations, page 51

2.	You describe your platform as being used to verify or analyze a variety of different channels, formats, and media devices. Please discuss any trends in revenues you have generated from the various channels, formats or media devices. For example, please clarify if any channel predominates and if you have derived a material amount of revenue from new channels such as CTV video ads or mobile video ads.

The Registrant acknowledges the Staff’s comment and advises the Staff that it does not track revenue by channel, format or media device. In order to be responsive to the Staff’s comment, the Registrant has revised its disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide further detail on trends in its measured impressions by format and media device as measured impressions are a key driver of the Registrant’s revenues.

E. Kim	3	November 10, 2020

Results of Operations, page 53

3.	Please revise your disclosures to provide a quantitative and qualitative analysis of how your advertising revenues are impacted each period by the volume of purchased digital ads and the average cost per thousand impressions ("CPM") that you measure. This appears to be important and material information necessary to understanding your business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Sections III.D of SEC Release 33-6835.

In accordance with the Staff’s comment, the Registrant has revised its disclosure to provide further detail on how its advertising revenues are impacted each period by the volume of measured digital ad impressions and the average cost per thousand impressions ("CPM") that it measures.

4.	You disclose that total revenue increased by $78.4 million primarily due to $26.8 million of growth in Advertiser Programmatic revenue from existing services, $19.8 million from the launch of Authentic Brand Safety at the end of 2018 and $14.2 million of growth from Advertiser Direct revenue from increased adoption of your services on social media platforms. Please revise to explain in greater detail why your Advertiser Direct revenue and Supply-Side Customer revenue increased during the periods presented. In this respect, your disclosures do not appear to explain approximately $17.6 million of the increase in your total revenues.

In response to the Staff’s comment, the Registrant has revised its disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to explain in greater detail why its Advertiser Direct revenue and Supply-Side Customer revenue increased during the periods presented.

Critical Accounting Policies and Estimates
Fair Value of Common Stock, page 61

5.	We note from your disclosures on page F-39 that 12,044,940 stock options and 4,050,443 restricted stock units were granted during fiscal 2020. Please tell us the estimated fair value of your common stock at each grant date after January 1, 2020 through the date of the filing.

In response to the Staff’s comment, the Registrant has provided additional disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” relating to the estimated fair value of its common stock at each grant date after January 1, 2020 through the date of this filing.

E. Kim	4	November 10, 2020

Business
Integration and Channel Partnerships , page 71

6.	Please clarify the amount of revenue you generate through your programmatic partners and describe your agreements with them. We note that two programmatic partners facilitate payments exceeding 10% of your revenue. Please advise us whether you are substantially dependent on these partners, pursuant to Item 601(b)(10) of Regulation S-K.

The Registrant has reviewed the Staff’s comment and has revised its disclosure to describe the Registrant’s agreements with its programmatic partners and clarify the amount of revenue facilitated by its relationships with programmatic partners. Please see “Business— Integration and Channel Partnerships” in Amendment No. 1 in response to the Staff’s comment. As disclosed in Amendment No. 1 and as discussed with members of the Office of the Chief Accountant at the SEC, the Registrant’s customers are the advertisers who access the Registrant’s solutions through “demand-side” platforms and not the Registrant’s programmatic partners that collect fees from the Registrant’s customers that access the Registrant’s solutions on such “demand-side” platforms. As a result, no revenue is recognized by the Registrant from its over 40 programmatic partners for facilitating access to the Registrant’s solutions for the Registrant’s Advertiser Programmatic customers.

Additionally, the Registrant considered the Staff’s comment regarding whether, pursuant to Item 601(b)(10) of Regulation S-K, the Registrant is substantially dependent on its programmatic partners. The Registrant respectfully submits that the Registrant’s programmatic-partner agreements do not need to be filed under Item 601(b)(10) of Regulation S-K because they are the type of contracts that ordinarily accompany “the kind of business” conducted by the Registrant and the Registrant is not “substantially dependent” on such agreements.

Item 601(b)(10)(ii) of Regulation S-K provides that a contract ordinarily accompanying the kind of business conducted by a registrant need not be filed. This provision is subject to certain exceptions, as specified in Item 601(b)(10)(ii)(A)-(D), including Item 601(b)(10)(ii)(B), which includes a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Registrant advises the Staff that it is common for advertiser customers of the Registrant to request the ability to utilize the type of services offered by the Registrant on platforms of the sort provided by its programmatic partners. Currently, the Registrant has contracts with over 40 programmatic partners. Therefore, the Registrant believes all of its agreements with its programmatic partners have been made in the ordinary course of business and need not be filed, unless the Registrant were to determine it is substantially dependent upon such agreements to carry on its business.

E. Kim	5	November 10, 2020

A determination of whether a registrant’s business is substantially dependent on a particular contract is a matter of judgment depending on the facts and circumstances affecting the registrant’s business. The Registrant enters into agreements with programmatic partners when it believes the Registrant’s advertiser customers desire to purchase and utilize the Registrant’s services through platforms like those offered by such programmatic partners. Many of these “demand-side” platforms are available from a variety of both existing programmatic partners and other platforms that the Registrant currently does not have contractual arrangements with. The Registrant receives remittances from its programmatic partners based on its advertiser customers’ utilization of its services on its partners’ platforms, with such utilization 100% controlled by the advertiser customer and not the programmatic partner. In this way, the source of the revenue collected in 2019 by each of the two programmatic partner platforms referenced in the Registration Statement can be traced directly to the Registrant’s relationships with its advertiser customers rather than from its agreements with its programmatic partners. It is the Registrant’s relationship with advertiser customers, including through contractual arrangements with advertising customers, that drives revenue through “demand-side” platforms and not its agreements with programmatic partners. As discussed above and as discussed with members of the Office of the Chief Accountant at the SEC, it is for this reason that the Registrant recognizes revenue from its Advertiser Programmatic customers and not from any programmatic partners for facilitating access to the Registrant’s solutions. The Registrant has provided additional disclosure with respect to this accounting determination under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition.” Therefore, the Registrant is not “substantially dependent” on any programmatic-partner agreement. For these reasons, the Registrant respectfully submits that none of the Registrant’s agreements with its programmatic partners are required to be filed as exhibits to the Registration Statement at this time.

Certifications and Accreditations, page 74

7.	Please provide more detail as to how the certifications and accreditations from the Media Rating Council and other bodies relate to your solutions and business model. Please describe the industry standards that you must adhere to and are auditing.

In accordance with the Staff’s comment, the Registrant has revised its disclosure to provide further detail on how the certifications and accreditations from the Media Rating Council and other bodies relate to its solutions and business model and describe the industry standards and auditing procedures.

E. Kim	6	November 10, 2020

Regulatory Matters, page 76

8.	You reference new laws enacted in the United States, Europe and Brazil that may affect your business model. Please expand this section or your regulatory risk factors to discuss all material laws that regulate or limit your business.

In accordance with the Staff’s comment, the Registrant has provided additional disclosure regarding the material laws that regulate its business.

Management, page 77

9.	You indicate that Providence Investor has nomination rights for six of your eight board members under the Existing Stockholders Agreement and that you will enter into a New Stockholders Agreement prior to the completion of the offering. Please identify all board members that have been nominated by Providence Investors or any other stockholder pursuant to rights under the stockholders agreements.

In response to the Staff’s comment, the Registrant has provided additional disclosure within “Management” to identify all board members that have been nominated by the Providence Investor or any other stockholder pursuant to rights under the Existing Stockholders Agreement.

Executive Compensation, page 83

10.	We note that you entered into a separation agreement with your former CEO Wayne Gattinella in February 2020. Please quantify the termination payments paid and stock options issued to Mr. Gattinella under this agreement. Further, please quantify the dollar amount of cash that you will pay Mr. Gattinella to repurchase his outstanding stock options by October 27, 2020.

The Registrant acknowledges the Staff’s comment and advises the Staff that, pursuant to the separation agreement by and between Wayne Gattinella and the Registrant, dated as of February 28, 2020 (the “Separation Agreement”), the Registrant will provide Mr. Gattinella with a cash termination payment equal to $684,250, payable in equal installments on a semi-monthly basis from February 28, 2020 to February 28, 2021. The Registrant will include the quantification of such cash termination payments within “Executive Compensation” in a future amendment to the Registration Statement. No stock options were issued to Mr. Gattinella pursuant to the Separation Agreement.

In addition, pursuant to its rights under the Separation Agreement, on October 23, 2020, the Registrant repurchased all of Mr. Gattinella’s outstanding stock options for an aggregate purchase price of approximately $15.5 million. Please see “Principal and Selling Stockholders” in Amendment No. 1 for additional disclosure related to this repurchase.

E. Kim	7	November 10, 2020

Certain Relationships and Related Party Transactions, page 94

11.	Please identify the other parties to the Registration Rights Agreement that are related parties pursuant to Item 404(a) of Regulation S-K.

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant will identify the other parties to the Registration Rights Agreement that are related parties pursuant to Item 404(a) of Regulation S-K in a future amendment to the Registration Statement when such information is available.

Corporate Opportunities, page 102

12.	On pages 32 and 102, you reference your corporate opportunities provision of your certificate that will not obligate Providence Investor or their respective affiliates from pursuing such opportunities without first offering them to you until they were directed to do so in writing. Please clarify whether this provision will be terminated automatically if Providence Investor no longer has a certain level of beneficial ownership. Further, please clarify whether Providence Investor has any portfolio companies that would be considered direct competitors to you in ad verification or software services.

The Registrant acknowledges the Staff’s comment and advises the Staff that the corporate opportunities provision will not be terminated automatically if the Providence Investor no longer holds a certain level of beneficial ownership.

Further, the Providence Investor does not currently have any portfolio companies that would be considered direct competitors to the Registrant in ad verification or similar software services. The Registrant has revised its disclosure in Amendment No. 1 in response to the Staff’s comment.

Description of Certain Indebtedness, page 105

13.	You disclose that you will enter into a New Revolving Credit Facility in 2020. Please expand your disclosure to describe the material terms of this new credit facility when they are available. Further, since you disclose that the New Revolving Credit Facility will be paid in full at the close of the IPO, please clarify whether this new credit facility will be available for further borrowings in the future or if it will be replaced or terminated shortly after the IPO.

In accordance with the Staff’s comment, the Registrant has expanded its discussion of the New Revolving Credit Facility in Amendment No. 1, including a description of the material terms of such new credit facility and a clarification that the new credit facility will be available for further borrowing after the completion of the IPO.

E. Kim	8	November 10, 2020

Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-12

14.	We note that for Advertiser Direct revenue, advertisers are provided access to the Company's platform through the Company's proprietary self-service software that provides the Company's customers with access to data on all their digital ads and enables them to make changes to their ad strategies. Explain whether you directly collect the fees paid by your customers in these arrangements or whether your partners or other third-parties collect and remit payments from your customers. Clarify your disclosures that indicate you face heighted payment risks since media agencies pay you on behalf of multiple customers who utilize them.

The Registrant acknowledges the Staff’s comment and advises the Staff that payments can be collected directly from advertisers or agencies that pay on behalf of one or more advertisers. For revenues classified as Advertiser Direct, the Registrant has separate Master Service Agreements (MSAs) and Service Orders (SO) with each of its customers. These customers include both advertisers and agencies acting on behalf of one or more advertisers.

If the MSA is at the advertiser level, the agency does not sign the SO and the advertiser is ultimately responsible for payment even in instances where payment is made through an agency. If the MSA is at the agency level, the advertiser does not sign the SO and the agency is ultimately responsible for payment. An SO at the agency level could be for one or more advertisers. As a general rule, the Registrant does not agree to sequential liability in MSAs with its agency customers, which means that the payment obligation of an agency customer to the Registrant is not dependent on payment by the underlying advertiser to the agency.

The Registrant has provided additional disclosure with respect to the timeliness of payments made by agencies on behalf of advertisers under “Risk Factors—Risks Relating to Our Business—We are subject to payment related risks, and if our ability to accurately and timely collect payments is impaired, our business, financial condition and results of operations may be adversely affected.”

15.	Please clarify your disclosures that indicate for those Supply-Side Customer revenues once the minimum guaranteed amount is achieved, any excess is recognized as earned based on a tiered pricing structure. Tell us whether the excess is recognized over time or at a point in time.

In response to the Staff’s comment, the Registrant has clarified its disclosures in Note 2 to the Registrant’s consolidated financial statements in Amendment No. 1 and advises the Staff that any excess Supply-Side Customer revenues are recognized over time. The excess fees give rise to variable consideration that is associated with a performance obligation that is satisfied over time. Supply-Side Customer arrangements consist of minimum guarantees that reset monthly and overages have historically not been material.

16.	You disclose that revenue is recognized either over time or at a point in time, as the Company is providing services that the customer is continuously consuming and receiving benefit from or upon completion of the service. Please revise your revenue recognition policy to clarify the particular service arrangements that are recognized over time verses at a point in time. Explain in greater detail your disclosures that indicate for those arrangements recognized over time, the Company utilizes an output method, based on the volume of impressions processed.

The Registrant acknowledges the Staff’s comment and advises the Staff that the policy was intended to be the Registrant’s general policy governing how the Registrant evaluates its revenue arrangements, while each of the required disclosures were captured in each of the paragraphs for the respective revenue streams. In response to the Staff’s comment, the Registrant has moved up the revenue recognition policy description and has revised its disclosures in Note 2 to the Registrant’s consolidated financial statements in Amendment No. 1 to remove the general policy descriptions, making the policy specific to the disclosed revenue streams.

Stock-Based Compensation, page F-17

17.	Please clarify your disclosures that indicate certain grants of stock options to executives contain a performance based vesting condition, whereby the award will vest upon the Company receiving cash amounts in excess of a predefined multiple of the initial investment amount of its majority owner.

In response to the Staff’s comment, the Registrant has clarified its disclosures in Note 2 to the Registrant’s consolidated financial statements in Amendment No. 1 relating to certain grants of stock options to executives that contain certain vesting conditions, whereby, subject to the option holders’ continued employment with the Registrant, the award will vest upon the date the Registrant’s majority owner has received cumulative cash proceeds in respect of its investment in the Registrant equal to two times its aggregate cash investment in the Registrant. This is a market condition, but the requirement that the award vest on the basis of sufficient proceeds distributed to the Registrant’s majority owner represents a performance condition. During the years ended December 31, 2019 and 2018, the outcome of that performance condition was not considered probable, and therefore the Registrant did not recognize any expense associated with these stock options.

E. Kim	9	November 10, 2020

Note 3. Business Combinations, page F-20

18.	We note that you completed several acquisitions during fiscal 2019 and 2018. Please tell us your consideration of disclosing a description of the qualitative factors that make up the goodwill recognized such as expected synergies from the business combinations. We refer you to ASC 805-30-50-1.

The Registrant acknowledges the Staff’s comment and has revised its disclosures in Note 3 to the Registrant’s consolidated financial statements in Amendment No. 1 to provide further detail on the qualitative factors that make up the goodwill recognized from the Registrant’s acquisitions during fiscal years 2019 and 2018.

Note 8. Income Tax, page F-30

19.	We note that you are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of your operations and your corporate entity structure. Please tell us your consideration of providing a description of the tax years that remain subject to examination for foreign jurisdictions. We refer you to ASC 740-10-50-15.

In response to the Staff’s comment, the Registrant has revised its disclosure in Note 8 to the Registrant’s consolidated financial statements to expand on its consideration for providing a description of the tax years that remain subject to examination for foreign jurisdictions.

General

20.	Please identify your underwriters in your next submission or filing.

The Registrant has revised its disclosure to add the identity of the managing underwriters for the offering. The Registrant confirms that it will disclose the identity of any additional underwriters in a future amendment to the Registration Statement when such information is available.

* * * * *

E. Kim	10	November 10, 2020

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6983 or C. Chloe Orlando at (212) 909-6914.

Best Regards,

/s/ Morgan J. Hayes

Morgan J. Hayes

cc:	Kathleen Krebs
Morgan Youngwood
Stephen Krikorian
U.S. Securities and Exchange Commission

Mark Zagorski
Andrew Grimmig
DoubleVerify Holdings, Inc.

Enclosures